                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549


                                  SCHEDULE 13D

                    UNDER THE SECURITIES EXCHANGE ACT OF 1934

                                 FIBERCORE, INC.
                                 ---------------
                                (Name of Issuer)

                    COMMON STOCK (PAR VALUE $0.001 PER SHARE)
                    -----------------------------------------
                         (Title of Class of Securities)

                                    31563B109
                                    ---------
                                  (CUSIP Number)

                                 Mark H. Swartz
                            Executive Vice President
                             Tyco International Ltd.
                         The Zurich Centre, Second Floor
                                90 Pitts Bay Road
                             Pembroke HM 08, Bermuda
                                 (441) 292-8674

                                 With copies to:

          Meredith B. Cross, Esq.                  Fati Sadeghi, Esq.
        Wilmer, Cutler & Pickering              Senior Corporate Counsel
            2445 M Street, N.W.               Tyco International (US) Inc.
          Washington, D.C. 20037                      One Tyco Park
              (202) 663-6000                        Exeter, NH 03833
                                                     (603) 778-9700

                                   ----------

       (Name, Address and Telephone Number of Person Authorized to Receive
                           Notices and Communications)

                                September 5, 2000

             (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box |X|.

NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedules, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                                  SCHEDULE 13D

-------------------                                            -----------------
CUSIP NO. 31563b109                                            PAGE 2 OF 9 PAGES
-------------------                                            -----------------


--------------------------------------------------------------------------------

1          NAME OF REPORTING PERSON  Tyco International Ltd.
           S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON  Not applicable

--------------------------------------------------------------------------------

2          CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                         (a) [ ]
                                                                         (b) [x]

--------------------------------------------------------------------------------

3          SEC USE ONLY

--------------------------------------------------------------------------------

4          SOURCE OF FUNDS*

           AF
--------------------------------------------------------------------------------

5          CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
           PURSUANT TO ITEMS 2(d) OR 2(e)                                    [ ]

--------------------------------------------------------------------------------

6          CITIZENSHIP OR PLACE OF ORGANIZATION  Bermuda

--------------------------------------------------------------------------------

         NUMBER OF          7        SOLE VOTING POWER
          SHARES                     0
       BENEFICIALLY         ----------------------------------------------------
         OWNED BY
           EACH             8        SHARED VOTING POWER
        REPORTING                    11,628,204
          PERSON            ----------------------------------------------------
           WITH
                            9        SOLE DISPOSITIVE POWER
                                     0
                            ----------------------------------------------------

                            10       SHARED DISPOSITIVE POWER
                                     11,628,204
--------------------------------------------------------------------------------

11         AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

           11,628,204
--------------------------------------------------------------------------------

12         CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES SHARES*    [ ]

--------------------------------------------------------------------------------

13         PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

           21.69%
--------------------------------------------------------------------------------

14         TYPE OF REPORTING PERSON*

           CO
--------------------------------------------------------------------------------
                      *SEE INSTRUCTIONS BEFORE FILLING OUT!
          INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7
      (INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION.

                                  SCHEDULE 13D

-------------------                                            -----------------
CUSIP NO. 31563b109                                            PAGE 3 OF 9 PAGES
-------------------                                            -----------------


--------------------------------------------------------------------------------

1          NAME OF REPORTING PERSON  Tyco Electronics Corporation
           S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON  22-0332575

--------------------------------------------------------------------------------

2          CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                         (a) [ ]
                                                                         (b) [x]

--------------------------------------------------------------------------------

3          SEC USE ONLY

--------------------------------------------------------------------------------

4          SOURCE OF FUNDS*

           AF
--------------------------------------------------------------------------------

5          CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
           PURSUANT TO ITEMS 2(d) OR 2(e)                                    [ ]

--------------------------------------------------------------------------------

6          CITIZENSHIP OR PLACE OF ORGANIZATION  Pennsylvania

--------------------------------------------------------------------------------

         NUMBER OF          7        SOLE VOTING POWER
          SHARES                     0
       BENEFICIALLY         ----------------------------------------------------
         OWNED BY
           EACH             8        SHARED VOTING POWER
        REPORTING                    10,275,829
          PERSON            ----------------------------------------------------
           WITH
                            9        SOLE DISPOSITIVE POWER
                                     0
                            ----------------------------------------------------

                            10       SHARED DISPOSITIVE POWER
                                     10,275,829
--------------------------------------------------------------------------------

11         AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

           10,275,829
--------------------------------------------------------------------------------

12         CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES SHARES*    [ ]

--------------------------------------------------------------------------------

13         PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

           19.17%
--------------------------------------------------------------------------------

14         TYPE OF REPORTING PERSON*

           CO
--------------------------------------------------------------------------------
                      *SEE INSTRUCTIONS BEFORE FILLING OUT!
          INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7
      (INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION.

                                  SCHEDULE 13D

-------------------                                            -----------------
CUSIP NO. 31563b109                                            PAGE 4 OF 9 PAGES
-------------------                                            -----------------


--------------------------------------------------------------------------------

1          NAME OF REPORTING PERSON  Tyco Sigma Limited
           S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON  Not applicable

--------------------------------------------------------------------------------

2          CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                         (a) [ ]
                                                                         (b) [x]

--------------------------------------------------------------------------------

3          SEC USE ONLY

--------------------------------------------------------------------------------

4          SOURCE OF FUNDS*

           WC
--------------------------------------------------------------------------------

5          CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
           PURSUANT TO ITEMS 2(d) OR 2(e)                                    [ ]

--------------------------------------------------------------------------------

6          CITIZENSHIP OR PLACE OF ORGANIZATION  Bermuda

--------------------------------------------------------------------------------

         NUMBER OF          7        SOLE VOTING POWER
          SHARES                     0
       BENEFICIALLY         ----------------------------------------------------
         OWNED BY
           EACH             8        SHARED VOTING POWER
        REPORTING                    1,352,375
          PERSON            ----------------------------------------------------
           WITH
                            9        SOLE DISPOSITIVE POWER
                                     0
                            ----------------------------------------------------

                            10       SHARED DISPOSITIVE POWER
                                     1,352,375
--------------------------------------------------------------------------------

11         AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

           1,352,375
--------------------------------------------------------------------------------

12         CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES SHARES*    [ ]

--------------------------------------------------------------------------------

13         PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

           2.52%
--------------------------------------------------------------------------------

14         TYPE OF REPORTING PERSON*

           CO
--------------------------------------------------------------------------------
                      *SEE INSTRUCTIONS BEFORE FILLING OUT!
          INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7
      (INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION.

                                  SCHEDULE 13D

ITEM 1.  SECURITY AND ISSUER.

         This schedule relates to the common stock, par value $0.001 per share ("Common Stock"), of FiberCore, Inc. ("FiberCore"), a Nevada corporation. The address of FiberCore's principal place of business is 253 Worcester Road, P.O. Box 180, Charlton, MA 01507.

ITEM 2.  IDENTITY AND BACKGROUND

         (a) - (c) Tyco International Ltd. ("Tyco"), a Bermuda company, is a diversified manufacturing and service company that, through its subsidiaries:
(i) designs, manufactures and distributes electrical and electronic components, and designs, manufactures, installs and services undersea cable communication systems; (ii) designs, manufactures and distributes disposable medical supplies and other specialty products, and conducts auto redistribution services; (iii) designs, manufactures, installs and services fire detection and suppression systems and installs, monitors and maintains electronic security systems; and
(iv) designs, manufactures and distributes flow control products.

         Tyco's registered offices are located at The Zurich Centre, Second Floor, 90 Pitts Bay Road, Pembroke HM 08, Bermuda. The executive offices of Tyco's principal United States subsidiaries are located at One Tyco Park, Exeter, New Hampshire 03833.

         Tyco Electronics Corporation ("TEC"), a Pennsylvania corporation and an indirect wholly-owned subsidiary of Tyco, is a producer of electrical and electronic connectors, fiber optics, wire and cable, electrical power and telecommunications components, relays, wireless devices, microcircuits and touch input devices. TEC was formerly known as AMP Incorporated, which filed a
Schedule 13G with respect to 16.1% of the Common Stock on February 10, 1997. TEC's principal executive office is located at 2901 Fulling Mill Road, Middletown, Pennsylvania 17057.

         Tyco Sigma Limited ("Tyco Sigma"), a Bermuda company, is a direct wholly-owned subsidiary of Tyco. Tyco Sigma's registered offices are located at The Zurich Centre, Second Floor, 90 Pitts Bay Road, Pembroke HM 08, Bermuda.

         Tyco, TEC and Tyco Sigma are referred to collectively as the "Reporting Persons."

         The name, business address and present principal occupation or employment of each of the executive officers and directors of Tyco, TEC and Tyco Sigma are set forth on Schedules I, II and III annexed hereto (the "Schedules"), respectively, which are incorporated herein by reference.

         (d) - (e) During the last five years, none of the Reporting Persons, and, to the best knowledge of the Reporting Persons, none of the persons listed on the Schedules hereto, has been convicted in a criminal proceeding (excluding traffic violations and similar misdemeanors) or has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

         (f) Except as indicated on the Schedules, each natural person identified is a citizen of the United States.

ITEM 3.  SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION

         Tyco Sigma entered into a Terms Sheet agreement with FiberCore, dated September 1, 2000. Under the agreement, Tyco Sigma purchased 1,352,375 shares of Common Stock for $9,000,000. The source of funds for the purchase of this Common Stock was the working capital of Tyco Sigma.

         Following the purchase described above, the Reporting Persons hold 11,628,204 shares of Common Stock at an aggregate purchase price of approximately $21,133,121. The Common Stock, other than the purchase described above, was acquired through (i) TEC's purchase of 3,058,833 shares on November 27, 1996 through the conversion of approximately $3.54 million in aggregate amount of principal and interest, representing a portion of the $5 million convertible debenture dated April 17, 1995; (ii) TEC's purchase of 3,419,977 shares on May 19, 2000 through the conversion of approximately $2.46 million in aggregate amount of principal and interest, representing the balance of the $5 million amended and restated convertible debenture as of April 17, 1995; (iii) TEC's purchase of 2,765,487 shares by the payment on June 2, 2000 of $2,000,000 as the exercise price for warrants granted to TEC on November 20, 1996; and (iv) TEC's purchase of 1,031,532 shares on May 19, 2000 by the conversion of approximately $4.13 million in aggregate amount of principal and interest outstanding under the $3 million term loan dated November 27, 1996.

         The source of funds used to make the loans under the original $5 million convertible debenture in 1995 and the $3 million term loan in 1996 was the working capital of TEC, formerly known as AMP Incorporated. The source of funds used to pay the exercise price of the warrants exercised on May 19, 2000, was the working capital of TEC.

ITEM 4.  PURPOSE OF TRANSACTION.

         On September 5, 2000, Tyco Sigma purchased 1,352,375 shares of FiberCore's Common Stock for $9,000,000 pursuant to the Terms Sheet Agreement dated September 1, 2000. The Reporting Persons purchased the Common Stock to enable FiberCore to repay the indebtedness to Algar S.A. associated with FiberCore's acquisition of Xtal.

         TEC (at the time, known as AMP Incorporated) made its initial loan to FiberCore in 1995. TEC's purposes in loaning money to FiberCore and, in 1996, converting a portion of that debt into equity, were twofold. First, TEC desired to form a strategic alliance with a company that TEC identified as a key player in the future in the optical fiber market. Second, TEC purchases large amounts of optical fiber, initially directly and now primarily through subcontractors for use in the production of its fiber optic cable, and TEC believed the investment in FiberCore would be useful for its purchases of optical fiber. TEC also acquired its debt and equity interests in FiberCore with the expectation of gaining an attractive return on its investment.

         The conversion of debt to equity of FiberCore that was completed on May 19, 2000 was the result of TEC's effort to assist FiberCore with its refinancing plans. As part of the Term Sheet agreement that TEC entered into with FiberCore on May 19, 2000, TEC agreed to exercise FiberCore warrants to assist FiberCore in financing its acquisition of Xtal.

         Following these transactions, FiberCore has advised Tyco that it intends to nominate Mark H. Swartz, Executive Vice President and Chief Financial Officer of Tyco, as a member of FiberCore's Board of Directors.

         The Reporting Persons expect to evaluate on a continuing basis their goals and objectives and general economic and equity market conditions, as well as FiberCore's business operations and prospects. Based on such evaluations, from time to time in the future, the Reporting Persons may, subject to the Standstill Agreement (described in Item 6 below), make additional purchases of FiberCore's Common Stock. The Reporting Persons may, subject to the Standstill Agreement, from time to time sell all or a portion of the Common Stock that they now hold either in private placements, in the open market pursuant to Rule 144, to the extent such rule is available for such sales, or otherwise in conformance with the federal securities laws.

         Except as set forth above, none of the Reporting Persons nor, to the best knowledge of each Reporting Person, any of the persons named in the Schedules to this Statement on Schedule 13D, has any plans or proposals that relate to or would result in any of the matters referred to in items (a) through
(j) of Item 4 of Schedule 13D.

ITEM 5.  INTEREST IN SECURITIES OF THE ISSUER.

         (a) As of the September 5, 2000 transaction described above, Tyco beneficially owns through TEC and Tyco Sigma a total of 11,628,204 shares of Common Stock, constituting approximately 21.69% of the 53,607,293 total shares outstanding. The total number of shares of Common Stock outstanding is the number of shares outstanding as of June 30, 2000, as such number was disclosed in the Quarterly Report on Form 10-Q filed by FiberCore for the quarterly period ended June 30, 2000, plus 1,352,375 shares of Common Stock that Tyco Sigma purchased on September 5, 2000.

         (b) Tyco has shared voting and dispositive power with respect to 11,628,204 shares of Common Stock. Tyco shares voting and dispositive power with TEC as to 10,275,829 shares of Common Stock and with Tyco Sigma as to 1,352,375 shares of Common Stock. TEC has shared voting and dispositive power with Tyco as to 10,275,829 shares of Common Stock, but it has no voting or dispositive power as to the Common Stock owned by Tyco Sigma. Tyco Sigma has shared voting and dispositive power as to 1,352,375 shares of Common Stock, but it has no voting or dispositive power as to the Common Stock owned by TEC.

         (c) During the past 60 days, none of the Reporting Persons has consummated any transactions with respect to the Common Stock, except Tyco Sigma's purchase of 1,352,375 shares of Common Stock pursuant to the Terms Sheet agreement between FiberCore and Tyco Sigma dated September 1, 2000.

         (d)      Not applicable.

         (e)      Not applicable.

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

         Tyco Sigma and FiberCore entered into the Terms Sheet agreement dated September 1, 2000 under which both parties agreed to the transaction described in Item 5(c) above.

         TEC and FiberCore entered into the Term Sheet agreement dated May 19, 2000. Under the Term Sheet Agreement, TEC agreed to: (i) convert approximately $2.46 million of aggregate amount of principal and interest outstanding under the amended and restated convertible debenture dated as of April 17, 1995 into 3,419,977 shares of Common Stock; (ii) convert the approximately $4.13 million in aggregate amount of principal and interest outstanding under the term loan dated November 27, 1996 into 1,031,532 shares of Common Stock; and (iii) exercise warrants to purchase of 2,765,487 shares of Common Stock by the payment on June 2, 2000 of approximately $2,000,000 as the exercise price for warrants granted to TEC by FiberCore on November 20, 1996. The Term Sheet agreement provides that FiberCore will reasonably assist TEC in any sales of FiberCore Common Stock that TEC may decide to make from time to time, amends and clarifies TEC's registration rights, provides for possible future sales support arrangements, and sets forth an understanding that the parties will explore the possibility for technology collaboration.

         TEC also entered into the Standstill Agreement with FiberCore on May 19, 2000. The terms of the Standstill Agreement provide that, absent prior approval by either the board of directors of FiberCore or the affirmative vote of the stockholders other than TEC who own at least 66 2/3% of the outstanding voting stock of FiberCore that is not owned by TEC, TEC shall not undertake any of the following actions for the period extending through May 19, 2002:

         (i) participate in a partnership, limited partnership, syndicate or group within the meaning of Section 13(d)(3) of the Act with respect to the Common Stock, or enter into any voting trust or voting agreement affecting the Common Stock;

         (ii) directly or indirectly participate in any solicitation of proxies or written consents under any circumstances with respect to FiberCore, including but not limited to election contests;

         (iii) directly or indirectly attempt to call a special meeting of the shareholders or circulate a written consent of the shareholders for the purpose of changing the membership of the board of directors of FiberCore or voting on a merger or other reorganization of FiberCore;

         (iv) directly or indirectly commence a tender offer for the Common Stock, although TEC may tender its shares in any offer made by a third party that is not affiliated with TEC and that is not a party to a private placement with TEC involving the Common Stock;

         (v) directly or indirectly solicit shareholders to vote against any nominee for director proposed by FiberCore's board of directors. Moreover, TEC will vote all of its shares in favor of FiberCore management nominees to the board who are reasonably acceptable to TEC;

         (vi) either alone or by assisting any other person or entity, attempt to exercise control over the management or policies of FiberCore.

         In addition to the terms of the Standstill Agreement described above, the Standstill Agreement provides that the Voting Agreement entered into on November 27, 1996 between TEC, FiberCore and certain key shareholders is terminated and has no further force and effect after May 19, 2000.

         The foregoing descriptions of the Term Sheet agreement, the Terms Sheet Agreement and the Standstill Agreement are summaries and do not purport to be complete. Each of the Term Sheet agreement, the Terms Sheet Agreement and the Standstill Agreement have been incorporated by reference into this Schedule 13D.

ITEM 7.   MATERIAL TO BE FILED AS EXHIBITS.


EXHIBIT NO.                   DESCRIPTION

    99.1 Agreement of Joint Filing pursuant to Rule 13d-1(k)(1) promulgated under the Securities Exchange Act of 1934

    99.2 Terms Sheet between FiberCore, Inc. and Tyco Sigma Limited dated September 1, 2000

    99.3 Term Sheet, dated May 19, 2000 (incorporated by reference to Exhibit 10.1 to FiberCore's Form 8-K filed on June 9, 2000 )

    99.4 Standstill Agreement, dated May 19, 2000 (incorporated by reference to Exhibit 10.2 to FiberCore's Form 8-K filed on June 9, 2000 )


                                   SIGNATURES

         After reasonable inquiry and to the best of their knowledge and belief, the undersigned certify that the information set forth in this statement is true, complete and correct.

                                       TYCO INTERNATIONAL LTD.


                                       By:    /s/ Mark H. Swartz
                                              ----------------------------------
Date: September 15, 2000               Name:  Mark H. Swartz
                                       Title: Executive Vice President and Chief
                                              Financial Officer


                                       TYCO ELECTRONICS CORPORATION


                                       By:    /s/ Mark H. Swartz
                                              ----------------------------------
Date: September 15, 2000               Name:  Mark H. Swartz
                                       Title: Vice President


                                       TYCO SIGMA LIMITED


Date: September 15, 2000               By:    /s/ Byron Kalogerou
                                              ----------------------------------
                                       Name:  Byron Kalogerou
                                       Title: President

                                   SCHEDULE I
           EXECUTIVE OFFICERS AND DIRECTORS OF TYCO INTERNATIONAL LTD.

                                                                 PRESENT PRINCIPAL OCCUPATION
NAME AND POSITION HELD             CURRENT BUSINESS ADDRESS      OR EMPLOYMENT
L. Dennis Kozlowski                One Tyco Park                 Chairman of the Board, President and Chief
   Chairman of the Board,          Exeter, NH  03833             Executive Officer of Tyco
   President & Chief Executive
   Officer

Michael A. Ashcroft                P.O. Box 1598                 Chairman of Carlisle Holdings Limited
   Director (citizen of Belize)    Belize City, Belize

Joshua M. Berman                   Kramer, Levin, Naftalis &     Counsel to the law firm of Kramer, Levin,
   Director and Vice President     Frankel LLP                   Naftalis & Frankel LLP
                                   919 Third Avenue
                                   New York, NY  10022

Richard S. Bodman                  AT&T Ventures LLC             Managing General Partner of AT&T Ventures
   Director                        2 Wisconsin Circle            LLC
                                   Suite 610
                                   Chevy Chase, MD  20815

John F. Fort, III                  One Tyco Park                 Director of Tyco
   Director                        Exeter, NH  03833

Steven W. Foss                     Foss Manufacturing Company,   Chairman, President and Chief Executive
    Director                       Inc.                          Officer of Foss Manufacturing Company, Inc.
                                   380 Lafayette Road
                                   Hampton, NH  03842

Philip M. Hampton                  R.H. Arnold & Co.             Co-Managing Director of R.H. Arnold & Co.
   Director                        152 West 57th Street
                                   44th Floor
                                   New York, NY  10019

Wendy E. Lane                      Lane Holdings, Inc.           Chairman, Lane Holdings, Inc.
   Director                        348 Grove Street
                                   Needham, MA  02492

James S. Pasman, Jr.               One Tyco Park                 Director of Tyco
    Director                       Exeter, NH  03833

W. Peter Slusser                   Slusser Associates, Inc.      President of Slusser Associates, Inc.
   Director                        One Citicorp Center
                                   Suite 5100
                                   153 East 53rd Street
                                   New York, NY  10022


                                       I-1

                                                                 PRESENT PRINCIPAL OCCUPATION
NAME AND POSITION HELD             CURRENT BUSINESS ADDRESS      OR EMPLOYMENT
Frank E.  Walsh, Jr.               Sandyhill Foundation          Chairman of Sandyhill Foundation
   Director                        330 South Street
                                   P.O. Box 1975
                                   Morristown, NJ  07962

Mark A. Belnick                    One Tyco Park                 Executive Vice President & Chief Corporate
   Executive Vice President        Exeter, NH  03833             Counsel of Tyco
   Chief Corporate Counsel

Jerry R. Boggess                   Three Tyco Park               President of Tyco Fire and
   President of Tyco Fire and      Exeter, NH  03833             Security Services
   Security Services

Neil R. Garvey                     One Tyco Park                 President, Chief Executive Officer and
   President, Chief Executive      Exeter, NH 03833              Director of TyCom Ltd.
   Officer and Director of TyCom
   Ltd.

Juergen W. Gromer                  Postfach Carl Benz Str.       President of Tyco Electronics Corporation
   President of Tyco Electronics   12-14
   Corporation                     64625 Benshiem, Germany
   (citizen of Federal Republic
   of Germany)

Robert P. Mead                     Three Tyco Park               President of the Tyco Flow
   President of Tyco Flow          Exeter, NH  03833             Control Products Group
   Control Products and Services

Richard J. Meelia                  One Tyco Park                 President of Tyco Healthcare
   President of Tyco Healthcare    Exeter NH 03833               Group
   Group

Mark H. Swartz                     One Tyco Park                 Executive Vice President & Chief Financial
   Executive Vice President &      Exeter, NH  03833             Officer of Tyco
   Chief Financial Officer

                                   SCHEDULE II
                       EXECUTIVE OFFICERS AND DIRECTORS OF
                          TYCO ELECTRONICS CORPORATION

                                                                        PRESENT PRINCIPAL OCCUPATION
NAME AND POSITION HELD                 CURRENT BUSINESS ADDRESS         OR EMPLOYMENT
Juergen W. Gromer                      Postfach Carl Benz Str. 12-14    President
   President (citizen of Federal       64625 Benshiem, Germany
   Republic of Germany)

Mark H. Swartz                         One Tyco Park                    Executive Vice President & Chief
   Vice President                      Exeter, NH  03833                Financial Officer of Tyco

Mark A. Belnick                        One Tyco Park                    Executive Vice President & Chief
   Vice President                      Exeter, NH  03833                Corporate Counsel of Tyco

Edward Federman                        P.O. Box 3608                    Executive Vice President and
   Executive Vice President and        MS 140-41                        Chief Financial Officer
   Chief Financial Officer             Harrisburg, PA  17105

Irving Gutin                           One Tyco Park                    Senior Vice President of Tyco
   Vice President                      Exeter, NH  03833                International (US) Inc.

Jeffrey D. Mattfolk                    One Town Center Road             Senior Vice President and Controller
   Vice President                      Boca Raton, FL  33486            of Tyco International (US) Inc.

Scott Stevenson                        One Town Center Road             Senior Vice President, Tax of Tyco
   Vice President and Assistant        Boca Raton, FL  33486            International (US) Inc.
   Treasurer

Michael A. Robinson                    One Town Center Road             Senior Vice President and Corporate
   Treasurer                           Boca Raton, FL  33486            Treasurer of Tyco International (US)
                                                                        Inc.

J. Brad McGee                          One Tyco Park                    President of Tyco International
   Director                            Exeter, NH  03833                (PA), Inc. and Senior Vice President
                                                                        of Investor Relations Tyco
                                                                        International (US) Inc.

M. Brian Moroze                        One Tyco Park                    General Counsel of Tyco
  Director                             Exeter, NH  03833                International (US) Inc.

                                  SCHEDULE III
             EXECUTIVE OFFICERS AND DIRECTORS OF TYCO SIGMA LIMITED

                                                                      PRESENT PRINCIPAL OCCUPATION
NAME AND POSITION HELD                 CURRENT BUSINESS ADDRESS       OR EMPLOYMENT
Byron Kalogerou                        The Zurich Centre              General Counsel of TyCom Ltd. and
President, Assistant Secretary and     Second Floor, Suite 201        Vice President and Assistant
Director                               90 Pitts Bay Road              Secretary of Tyco
                                       Pembroke HM 08, Bermuda

Glen Miskiewicz                        The Zurich Centre              Corporate Office Financial
Vice President and Director            Second Floor                   Controller of Tyco
                                       90 Pitts Bay Road
                                       Pembroke HM 08, Bermuda

Rosalind Johnson                       The Zurich Centre              Corporate Administrator of
Secretary                              Second Floor                   Shareholder Services of Tyco
                                       90 Pitts Bay Road
                                       Pembroke HM 08, Bermuda


                                     III-1